

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

Frederick W. McTaggart
Chief Executive Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102, Cayman Islands

    Re: Consolidated Water Co. Ltd.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 13, 2015
             File No. 0-25248

Dear Mr. McTaggart:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ William H. Thompson

                                   William H. Thompson
                                   Accounting Branch Chief

cc: David W. Sasnett, Chief Financial Officer